Exhibit 15.2
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the inclusion in or incorporation by reference into the Annual Report on Form 20-F of Diversified Energy Company PLC (the "Annual Report") and the Registration Statements on Form S-8 (333-276139) and Form F-3 (333-284846) of our report prepared for Diversified Energy Company PLC dated February 20, 2025, with respect to estimates of proved reserves and future revenue to the Diversified Energy Company PLC interest, as of December 31, 2024, in certain oil and gas properties located in the Appalachian Basin and the Louisiana-Oklahoma-Texas Area of the United States. We also consent to all references to our firm, including the reference to us under the heading "Officers and Professional Advisors", in the Annual Report.

NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ Eric J. Stevens
By:
Eric J. Stevens, P.E.
President and Chief Operating Officer
Dallas, Texas
March 17, 2025